Via Facsimile and U.S. Mail
Mail Stop 6010


June 28, 2005


Mr. William Steinhauer
Vice President of Finance
Unigene Laboratories, Inc.
110 Littlefield Road
Fairfield, NJ 07004

Re:	Unigene Laboratories, Inc.
	Form 10-K for the Fiscal Year Ended December 31, 2004
	Filed March 31, 2005
	File No. 000-16005

Dear Mr. Steinhauer:

	We have completed our review of your Form 10-K and have no further comments at this time.

								Sincerely,



      Kevin Woody
								Branch Chief